Exhibit 99.7
Media Relations Contact:
Lucas van Grinsven — Corporate Communications — +31 40 268 3949 — Veldhoven, the Netherlands
Ryan Young — Corporate Communications — +81 3 5793 1846 — Tokyo, Japan
Investor Relations Contacts:
Craig DeYoung — Investor Relations — +1 480 383 4005 — Tempe, Arizona, USA
Franki D’Hoore — Investor Relations — +31 40 268 6494 — Veldhoven, the Netherlands
ASML’s new TWINSCAN NXT immersion lithography platform brings overlay and productivity breakthroughs to power next phase of semiconductor manufacturing
VELDHOVEN, the Netherlands, October 15, 2008 — ASML Holding NV (ASML) today unveiled innovations in its TWINSCANTM lithography platform that offer significant improvements in overlay and productivity, enabling the semiconductor industry to continue its roadmap for more advanced and affordable chips. The TWINSCAN NXT platform, presented to the media at the ASML Research Review is also suited for emerging double patterning techniques which manufacturers need to shrink the smallest chip features by up to 42 percent.
The TWINSCAN NXT platform features a new planar wafer stage design, extending the modular TWINSCAN architecture (of which almost 900 systems have been sold) for multiple generations of ASML lithography machines. Providing a baseline for further performance upgrades, the new wafer stage technology is key to continuing the trend of aggressive chip cost reductions well into the future.
Thanks to a new concept and innovative materials, the wafer stage is considerably lighter than previous generations. This, in combination with an elegant design that reduces overhead, enables high acceleration for shorter positioning (stepping) times. As a result, the platform will initially improve productivity by more than 30 percent.
In addition, a new positioning measurement system positions the wafer stage even more accurately than in current systems. The resulting overlay improvement of 50 percent will help manufacturers gain better control of their process so they can produce more good chips per wafer and further shrink transistor sizes.

“Feature shrink drives the semiconductor industry forward by enabling smaller chips with greater functionality and lower power consumption,” says Martin van den Brink, ASML’s executive vice president of marketing and technology. “Our new systems bring improvements that will help chip makers image smaller features. Better wafer positioning delivers more imaging control and better overlay. In combination with improved productivity, the TWINSCAN NXT platform opens the road to double patterning techniques that allow chip manufacturers over time to use existing immersion lithography technology for volume production at the 32 nanometer node and beyond.”
About the TWINSCAN platform
Launched in 2001, ASML’s TWINSCAN lithography platform has become the industry’s leading choice for production on 300 millimeter silicon wafers, with around 900 systems shipped to date. It was the industry’s first platform with a dual wafer stage, enabling significantly higher productivity. And it remains the productivity leader: the latest generation of TWINSCAN systems is capable of imaging up to 165 wafers per hour and customers regularly use TWINSCAN systems to set single-day productivity records for i-Line, KrF and ArF lithography.
About wafer stage technology
In a lithography system, the wafer stage carries the silicon wafer through the system for measurement and the imaging of chip patterns. An ASML dual wafer stage system carries two wafers through the system in parallel — one stage measures one wafer while the other carries another wafer that was measured earlier under the lens to image the patterns in a scanning motion. Only a small part of 300-millimeter diameter wafer is exposed with chip patterns at a time. To fill the wafer completely with images of chip features, the wafer stage starts, scans the image and stops. Then it re-positions (steps) the wafer so that the next field to be exposed is under the lens. In ASML systems, this process is repeated hundreds of times per minute with an accuracy of a few nanometers — one nanometer is just four silicon atoms across.
About immersion lithography
Immersion lithography systems transfer patterns to wafers by projecting light through highly purified water between the lens and the wafer, enabling chipmakers to print smaller features with the same wavelength of light. ArF immersion (ArFi) technology has become the de facto standard for chip production at 55 nm and below. ArFi system unit growth was over 75 percent in 2007, with a further 60 percent growth expected by the end of 2008 (Source: Stepper Market Forecast, Worldwide, Q208, Gartner, Inc.).
ASML was the first manufacturer to introduce immersion lithography, shipping its first TWINSCAN immersion system in 2004. It remains the worldwide leader in the field which continues to grow rapidly. By October 2008, over 120 ASML immersion systems had been shipped to 20 different customers and had imaged nearly 28 million wafers resulting in hundreds of millions of electronic devices powered by immersion-manufactured chips.
About double patterning
Double patterning (DPT) describes a variety of lithography techniques that involve splitting a complex layer pattern into two (or more) simpler patterns, and exposing them separately to recreate the original layer pattern on the wafer. This allows features to be created on the wafer that are smaller than could be resolved by the scanner in a single exposure. DPT using ArFi lithography is currently seen as the most likely technology for production at 32 nm. The accuracy required to align the multiple patterns places much tighter critical dimension uniformity (CDU) and overlay than the single-exposure techniques used to date. In addition, multiple lithography steps per layer mean ultra-high throughput lithography systems are needed to maintain fab productivity.
About ASML
ASML is the world’s leading provider of lithography systems for the semiconductor industry, manufacturing complex machines that are critical to the production of integrated circuits or chips. Headquartered in Veldhoven, the Netherlands, ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. ASML has more than 6,900 employees, serving chip manufacturers in more than 60 locations in 16 countries. For more information, visit our website: www.asml.com